Calgary, Alberta March 6, 2009

NEWS RELEASE:	Paramount Resources Ltd.
Financial and Operating Results for the Year Ended December 31, 2008

Paramount Resources Ltd. (TSX: POU) ("Paramount" or the "Company") announces its financial and operating results for the year ended December 31, 2008.

Financial and Operating Highlights (1)
	Three months ended Dec 31			Year ended December 31
($ millions, except as noted)	2008	2007	% Change	2008	2007	% Change
Financial
Petroleum and natural gas sales	54.7	61.8	(11)	318.1	283.4	12
Funds flow from operations	68.2	22.9(2)	197	179.6	100.5	79
Per share – diluted ($/share)	1.01	0.33	206	2.65	1.42	87
Net earnings (loss)	(150.5)	(156.5)	4	(116.6)	416.2	(128)
Per share – diluted ($/share)	(2.23)	(2.29)	3	(1.72)	5.89	(129)
Exploration and development capital expenditures	63.1	69.8	(10)	170.8	266.8	(36)
Investments(3)				249.9	322.1	(22)
Total assets				1,117.3	1,299.8	(14)
Net debt (4)				97.5	(15.5)	729
Common shares outstanding (thousands)				66,741	67,681	(1)
Operating
Natural gas sales (MMcf/d)	53.4	67.6	(21)	61.0	78.8	(23)
Oil and NGLs sales (Bbl/d)	3,298	2,984	11	3,594	3,536	2
Total (Boe/d)	12,202	14,248	(14)	13,764	16,669	(17)
Gas weighting	73%	79%		74%	79%
Average realized price
Natural gas ($/Mcf)	7.43	6.43	16	8.64	6.77	28
Oil and NGLs ($/Bbl)	60.04	79.77	(25)	95.12	68.74	38
Reserves
Proved plus probable (5)
Natural gas (Bcf)				163.9	192.8	(15)
Crude oil and NGLs (MBbl)				9,062	9,135	(1)
Total (MBoe)				36,379	41,270	(12)
Estimated net present value before tax @ 10%
Proved				445.7	477.3	(7)
Proved plus probable				659.7	679.5	(3)
Net undeveloped land (thousands of acres)				1,221	1,287	(5)
Total wells drilled (gross)	17	15	13	71	159	(55)
(1)	Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions under the heading "Advisories” in this document.
(2)	Includes reclassification of foreign exchange collar to conform to current year’s presentation.
(3)	Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.
(4)	Net debt, a non-GAAP measure, excludes risk management assets and liabilities and stock-based compensation liabilities.
(5)	Working interest reserves before royalty deductions, using forecast prices and costs.

2008 Overview

§	Funds flow from operations in 2008 increased by 79 percent to $179.6 million from the prior year due to higher realized commodity prices, lower interest, operating, and general and administrative expenses, partially offset by lower natural gas production and higher royalties.
§	Net loss of $116.6 million in 2008 compared to net earnings of $416.2 million in 2007. The current year includes $96.9 million of Strategic Investment write-downs and $54.9 million of property and goodwill write-
downs, partially offset by higher gains on financial commodity contracts and petroleum and natural gas sales.
Prior year net earnings included $799.4 million of Strategic Investment disposition gains partially offset by
$273.9 million of property and goodwill write-downs.

Principal Properties

§	Netback increased to $182.5 million in 2008 from $141.5 million in 2007, largely due to higher annual average commodity prices and lower operating expenses, partially offset by lower sales volumes and higher royalties.
§	Exploration and development capital spending decreased to $170.8 million from $266.8 million in 2007.
§	Grande Prairie received regulatory approval for waterflood at Crooked Creek with initial production of 150
Boe/d in December 2008 increasing to approximately 500 Boe/d by the end of February.
§	Kaybob received regulatory approval for downspacing to four wells per section in 62 sections of land, and drilled its first two wells from a common lease including one horizontal well.
§	Drilled 16 (12.7 net) wells in the United States, as part of Southern’s light oil program.
§	Continued to dispose of non-core assets, recognizing net gains of $9.1 million.

Strategic Investments

§	Increased ownership in Trilogy to 23.3 percent at December 31, 2008 from 18.8 percent at December 31,
2007 through unit purchases, continued participation in Trilogy Energy Trust’s distribution reinvestment plan and, indirectly, as a result of Trilogy’s normal course issuer bid (“NCIB”) unit purchases.
§	Independent resource evaluation for Hoole oil sands properties was completed with a “best estimate” of approximately 458 million barrels of “contingent resources” as of August 1, 2008; seven delineation wells were drilled in the first quarter of 2009.
§	Invested $12.3 million in 22.4 million shares of MGM Energy Corp. pursuant to MGM Energy’s July public offering, maintaining a 16.7 percent equity interest.
§	Invested $6.0 million in 6.1 million Class A common shares of NuLoch Resources Inc., a TSX Venture
Exchange listed company with properties in Alberta and Southeast Saskatchewan.
§	Purchased 3.5 million common shares of Paxton Corporation, a private company involved in greenhouse gas technology, for $4.8 million.
§	Commenced construction of a third drilling rig, expected to be in service in 2009.

Corporate

§	Purchased 1.0 million Paramount shares for $7.3 million in 2008 under the Company’s NCIBs.
§	Interest and financing charges decreased to $9.9 million in 2008 from $32.1 million in 2007.
§	Reduced Corporate general and administrative expenses to $24.7 million from $28.9 million in 2007.

Paramount Resources Ltd. 2008

Review of Operations

Sales Volumes

Year ended
December 31		2008			2007			Change
		Oil			Oil			Oil
	Natural	and		Natural	and		Natural	and
	Gas	NGLs	Total	Gas	NGLs	Total	Gas	NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d
Kaybob	18.2	576	3,606	22.3	533	4,245	(4.1)	43	(639)
Grande Prairie	9.7	628	2,241	11.2	765	2,640	(1.5)	(137)	(399)
Northern	18.2	768	3,796	25.7	865	5,151	(7.5)	(97)	(1,355)
Southern	14.1	1,619	3,969	18.1	1,369	4,389	(4.0)	250	(420)
Other	0.8	3	152	1.5	4	244	(0.7)	(1)	(92)
Total	61.0	3,594	13,764	78.8	3,536	16,669	(17.8)	58	(2,905)

Kaybob

The Kaybob Corporate Operating Unit produces natural gas, natural gas liquids (“NGLs”), and crude oil in West Central Alberta. The core natural gas producing areas in Kaybob include Musreau, Resthaven, and Smoky and the primary crude oil producing area is Kakwa. The horizons being pursued are in the Deep Basin, which are high pressure, liquids rich, tight gas formations with large reservoir potential.

Total sales for Kaybob averaged 3,606 Boe/d in 2008, comprised of 18.2 MMcf/d of natural gas and 576 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2008 by 15 percent from 2007, primarily as a result of natural declines and a reduced capital program.

Capital expenditures in Kaybob for 2008 totaled $50 million, excluding land, and were focused on drilling new wells and completing, equipping and tying in both new wells and those drilled in late 2007. During 2008, 21 (9.7 net) gas wells were drilled in Kaybob.

As part of the initiative to reduce per-well drilling, completion, equipping and tie-in costs, Paramount applied for and received regulatory approval to drill up to four wells per section (“downspacing”) in 62 sections of land in Musreau, Resthaven and Smoky. Late in the year applications were submitted to allow downspacing on an additional 40 sections of which approval has been received for 22 sections and the remaining approvals are anticipated in the first half of 2009. Cost savings from downspacing are expected to be realized through pad drilling by reducing equipment mobilization costs, and sharing production facilities and pipelines. During the fourth quarter, the first two wells of what will ultimately be a four well pad were drilled in Resthaven. One of the wells was Paramount’s first horizontal well in the area. These wells will be completed and tied-in during the first quarter of 2009. In December 2008, Paramount commenced drilling a second well on a lease with an existing well in the Smoky area. The drilling was completed and the well was cased in January, with an expected tie in during the first quarter of 2009 utilizing shared facilities and pipeline. Based on the savings associated with these projects, Paramount anticipates drilling additional pad and horizontal wells in the future.

To reduce operating costs in Resthaven, Kaybob has redirected gas from a more expensive non-operated facility to the lower cost 100 MMcf/d Smoky plant in which Paramount owns a 10 percent working interest. In December 2008, to reduce anticipated future processing costs in the Musreau area, Paramount reduced its firm processing commitment at a third party gas plant.

Paramount Resources Ltd. 2008

The Deep Basin continues to be the core area for Kaybob, and as project economics improve, is expected to be a significant growth platform for the Company over the next five to ten years. In 2009, Paramount plans to drill 11 (6.9 net) wells and complete and tie-in 14 (7.5 net) wells that were drilled in prior years. The majority of the 2009 capital investment will be focused in the Musreau, Resthaven, and Smoky areas and will continue to target multiple Cretaceous formations.

Grande Prairie

The Grande Prairie Corporate Operating Unit produces natural gas, NGLs, and crude oil in Central Alberta. The core natural gas producing areas in Grande Prairie include properties at Mirage and Ante Creek. Grande Prairie’s primary crude oil producing property is in the deep, light sweet oil trend at Crooked Creek. Grande Prairie is also starting a long-term Deep Basin development plan for liquids rich tight gas in the Karr region.

Total sales for Grande Prairie averaged 2,241 Boe/d in 2008, comprised of 9.7 MMcf/d of natural gas and 628 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2008 by 15 percent from 2007 primarily due to normal production declines throughout the region and production curtailment at Crooked Creek pending regulatory approval of waterflood.

At Crooked Creek, Good Production Practice (“GPP”) waterflood was brought on in late December 2008 after an extended regulatory approval process, with initial production of 150 Boe/d increasing to approximately 500 Boe/d by the end of February 2009.

Capital expenditures in Grande Prairie for 2008 totaled $30.0 million, excluding land, the majority of which was focused on Crooked Creek and Karr. Drilling activity in 2008 at Crooked Creek consisted of four (1.9 net) oil wells. In Karr, two (2.0 net) successful horizontal wells into the lower Montney reservoir were drilled and tied in. Grande Prairie also drilled and tied in six (1.7 net) wells in Mirage in 2008. Grande Prairie acquired 24,000 net acres of undeveloped land positions at Crooked Creek and in the adjacent and surrounding Karr area.

Due to current low crude oil prices and less favourable crude royalties, in 2009 Grande Prairie will shift its focus from the oil producing Crooked Creek area to liquids rich deep gas in the Karr region. The majority of the 2009 capital budget will be focused on exploring and drilling undeveloped land and drilling critical pool defining wells in the Karr area.

Northern

The Northern Corporate Operating Unit includes properties in Northwest Alberta, Northeast British Columbia, and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. Northern’s primary focus remains at Cameron Hills in the Northwest Territories, where this property accounts for a significant portion of Northern’s total natural gas, crude oil and NGLs production. Other significant natural gas producing properties within Northern are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.

The zones targeted by Northern include Pleistocene-aged sands and gravels at depths of 30 meters through Cretaceous-aged Bluesky/Gething sands, Mississippian carbonates, and end with middle Devonian carbonates at depths of 1,600 meters in Alberta and the Cameron Hills area.

Total sales for Northern averaged 3,796 Boe/d in 2008, comprised of 18.2 MMcf/d of natural gas and 768 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2008 by 26 percent from 2007 primarily due to the shut-in of the Maxhamish and West Liard facility in late 2007 and early 2008, and the impact of property sales as well as natural declines across most properties in Northern. Paramount is awaiting regulatory and community approvals to resume its drilling program in Cameron Hills.

Paramount Resources Ltd. 2008

The West Liard facility was shut-in as a result of declining gas volumes, low prices and high operating costs and the Tattoo property was divested of for similar reasons. The combined production from West Liard when shut in and Tattoo properties when sold was approximately 250 Boe/d.

Northern’s capital expenditures for 2008 totaled $8.5 million, excluding land. During 2008, Northern drilled 6 (3.5 net) wells, of which one (0.5 net) well was dry and abandoned. The majority of Northern’s field activities occurred in the first quarter of 2008 because of restricted seasonal access.

In 2009, Paramount anticipates drilling four (3.5 net) operated gas wells in Bistcho with follow-up completions and tie-ins all to be performed in the first quarter of 2009.

Southern

The Southern Corporate Operating Unit produces crude oil and natural gas in Southern Alberta, Montana and North Dakota. Southern’s core areas comprise the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

Southern produced 3,969 Boe/d in 2008 comprised of 14.1 MMcf/d of gas and 1,619 Bbl/d of oil and NGLs, a decrease of 420 Boe/d from 2007 due to declines and property sales in Alberta partially offset by oil production increases in the United States. Capital expenditures for the year were $67.5 million on drilling and completions in the United States, and $12 million in Canada. Capital spending in the United States was primarily for drilling and constructing facilities in North Dakota.

Southern divested two properties producing approximately 350 Boe/d in 2008, as part of Paramount’s objective to focus on strategic assets and lower operating costs.

In the Chain region, Southern significantly reduced capital spending from previous years with moderate declines in production.

In the United States, Paramount operates as Summit Resources Inc (“Summit”), a wholly owned subsidiary. In North Dakota, Summit drilled 14 (12.2 net) wells focused on growing production from the Bakken, Birdbear and Red River formations. This program was not without its challenges, including an escalation of all aspects of drilling program costs, a scarcity of goods and services, and lower than expected reserves per well. The results achieved in the Red River and Bakken program were the strongest, where three of the six completed wells have achieved expected production rates. Commodity price reductions have caused Summit to delay the 2009 drilling program as current realized prices are approximately $13.00 below the West Texas Intermediate index price.

The Company is continuing to assess the results of the 2008 US drilling program, with the objective of identifying areas where improvements and cost reductions can be made, including completion techniques. Paramount continues to believe its North Dakota properties can be a significant growth platform for the Company despite the current realized price and the lower than expected reserve additions.

In Montana, Summit has been participating in the development of the Outlook Field, where two (0.5 net) crude wells were drilled in 2008. At present only one of the Outlook wells is producing due to the recent low crude prices.

Paramount Resources Ltd. 2008

Fourth Quarter Review

Netback

Three months ended December 31	2008	2007
($ millions)
Revenue	54.7	61.8
Royalties	(7.0)	(5.2)
Operating expenses and production tax	(18.5)	(21.6)
Transportation expenses	(4.0)	(3.4)
Netback	25.2	31.6
Settlements of financial commodity contracts	42.4	(4.2)
Netback including settlements of financial commodity
contracts	67.6	27.4
Netback per Boe	60.22	20.92

Funds Flow from Operations

Three months ended December 31	2008	2007
($ millions)
Cash flow from operating activities	71.6	42.2
Change in non-cash working capital	(3.4)	(19.3)
Funds flow from operations	68.2	22.9(1)
Funds flow from operations per Boe	60.73	20.40
(1) Includes the impact of intra-quarter reclassification of foreign exchange collar settlement.

Paramount’s fourth quarter sales volumes of 12,202 Boe/d consisted of 53.4 MMcf/d of natural gas and 3,298 Bbl/d of oil and NGLs, generating revenue of $54.7 million, a decrease of $7.1 million from the prior year comparable quarter due to lower natural gas sales volumes and oil and NGLs prices.

Fourth quarter royalties increased to $7.0 million in 2008 compared to $5.2 million in 2007, primarily as a result of higher royalty rates in Northern in 2008. Operating expenses continued to decrease in the fourth quarter of 2008, primarily related to Northern, which included the impact of property sales and decommissioning of facilities in the fourth quarter of 2007 and first quarter of 2008, provisions for additional plant equalizations and the beginning of the Northern winter maintenance program.

Funds flow from operations increased by $45.3 million to $68.2 million and includes the impact of $42.4 million of financial commodity contract settlements related to 2008 and 2009.

Fourth quarter exploration and development expenditures of $63.1 million were primarily related to Southern’s North Dakota oil program and drilling and infrastructure in Kaybob.

Paramount Resources Ltd. 2008

Reserves Information

Paramount’s reserves for the year ended December 31, 2008 were evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") and prepared in accordance with the National Instrument 51-101 definitions, standards and procedures.

Paramount’s working interest reserves and before tax net present value of future net revenues for the year ended December 31, 2008 using forecast prices and costs are as follows:

	Gross Proved and Probable Reserves (1)				Before Tax Net Present Value (1)
		Light &	Natural			($ millions)
	Natural	Medium	Gas
	Gas	Crude Oil Liquids		Total		Discount Rate
Reserves Category	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	10%	15%
Canada
Proved
Developed Producing	73.1	2,251	770	15,198	447.8	334.7	298.0
Developed Non-producing	18.2	185	269	3,488	69.9	40.4	32.6
Undeveloped	3.9	10	-	662	12.3	4.5	2.2
Total Proved	95.2	2,446	1,038	19,348	530.0	379.6	332.8
Total Probable	67.9	1,332	523	13,168	346.3	195.8	155.8
Total Proved plus Probable
Canada	163.1	3,777	1,561	32,516	876.3	575.4	488.5

United States
Proved
Developed Producing	0.6	2,720	67	2,887	100.1	66.3	57.1
Developed Non-producing	-	7	-	8	(0.3)	(0.2)	(0.2)
Total Proved	0.6	2,726	67	2,895	99.8	66.1	56.9
Total Probable	0.2	910	21	968	40.7	18.2	13.8
Total Proved plus Probable USA	0.8	3,636	88	3,863	140.5	84.3	70.7

Total Company
Total Proved	95.8	5,172	1,106	22,243	629.8	445.7	389.7
Total Probable	68.1	2,241	543	14,136	387.0	214.0	169.6
Total Proved plus Probable	163.9	7,413	1,649	36,379	1,016.8	659.7	559.3
(1) Columns may not add due to rounding

Paramount Resources Ltd. 2008

Reserves Reconciliation

The following table sets forth the reconciliation of Paramount's working interest reserves for the year ended December 31, 2008 using forecast prices and costs:

							Proved & Probable
	Proved Reserves			Probable Reserves				Reserves
	Natural Gas Bcf	Oil and NGLs MBbl	Boe(4) M Boe	Natural Gas Bcf	Oil and NGLs MBbl	Boe(4) MBoe	Natural Gas Bcf	Oil and NGLs MBbl	Boe(4) MBoe

January 1, 2008	119.3	6,181	26,064	73.5	2,954	15,204	192.8	9,135	41,268
Extensions and Discoveries	10.5	967	2,723	6.4	446	1,502	16.9	1,413	4,225
Technical revisions	(10.8)	434	(1,366)	(10.2)	(611)	(2,312)	(21.0)	(177)	(3,678)
Dispositions (1)	(1.4)	(1)	(243)	(0.7)	-	105	(2.1)	(1)	(348)
Production (2)	(21.8)	(1,303)	(4,936)	(0.9)	(3)	(153)	(22.7)	(1,306)	(5,089)
December 31, 2008(3)	95.8	6,278	22,243	68.1	2,784	14,136	163.9	9,062	36,379
(1) Paramount estimates.
(2) Excludes production from royalty interests.
(3) Columns and rows may not add due to rounding.
(4) Please refer to the oil and gas measures and definitions under the heading "Advisories" at the end of this document.

Technical reserve revisions are positive or negative changes to reserves that were booked in prior periods. In 2008, negative technical revisions totaled 3.7 MMBoe, primarily related to land ownership matters in Northern, well performance issues in Southern, and development plan changes in Grande Prairie.

Finding and Development Costs

Finding and development costs associated with the 2008 exploration and development program were as follows:

2008 Finding and Development Costs
		Proved Plus
($ millions, except as noted)	Proved	Probable
Geological and geophysical	$ 7.1	$ 7.1
Drilling and completions	137.1	137.1
Production equipment and facilities	26.6	26.6
Exploration and development expenditures	170.8	170.8
Land	17.6	17.6
Change in future capital	4.6	12.3
Total finding and development capital (1)	$ 193.0	$ 200.7
Net additions to reserves (MBoe) (2)	1,357	547
Finding and development costs ($/Boe)	$ 142.03	$ 366.31
(1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
(2) Please refer to the discussion of barrels of oil equivalent conversions under the heading oil and gas measures and definitions at the end of this document.

Finding and Development Costs
($/Boe)				3 Year
	2008	2007	2006	Average
Proved	$ 142.03	$ 120.86	$ 46.94	$ 103.34
Proved plus Probable(1)	$ 366.31	$ N/A	$ 41.24	$ 205.43
(1) 2007 proved and probable finding and development costs not applicable due to negative technical revisions.

Paramount Resources Ltd. 2008

Reserves Disclosure

The tables as presented in this press release set forth information relating to Paramount’s working interest share of reserves and present values as at December 31, 2008. The reserves are reported using forecast prices and costs. The reserves information presented herein is based on an independent reserve evaluation report prepared by McDaniel dated February 23, 2009 with an effective date of December 31, 2008, and has been prepared in accordance with National Instrument 51-101 (using McDaniel forecast prices and costs). Complete NI 51-101 reserves disclosure including after-tax reserve values, reserves by major property and abandonment costs will be included in the Company’s Annual Information Form ("AIF").

Outlook

Paramount's 2009 exploration and development budget is $90 million, excluding land purchases. The 2009 budget will focus on the development of deep gas opportunities in the Kaybob area, and exploration and facility development in Grande Prairie. The exploration and development budget also includes an allocation to maintain coal bed methane production at Chain. In addition to the exploration and development budget, the Company has budgeted $2.0 million for further oil sands delineation wells in the Hoole area and $8.0 million for the completion of the third drilling rig. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions.

Based on current production levels, market conditions, and the current exploration and development budget, annual average production is expected to be approximately 12,500 Boe/d.

Subsequent Events

§	Received a payment of $12.2 million on the settlement of the remaining US$60.0 million notional foreign exchange collar.
§	Cancelled 3.0 million Paramount Options on surrender by their holders.
§	All stock appreciation rights that were issued in November 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

ADDITIONAL INFORMATION

A copy of Paramount’s Consolidated Financial Statements for the year December 31, 2008 can be obtained at http://media3.marketwire.com/docs/306pou_financials.pdf.

A copy of Paramount’s Management’s Discussion and Analysis for the year ended December 31, 2008 can be obtained at http://media3.marketwire.com/docs/306pou_mda1.pdf

Paramount will file its Annual Information Form (“AIF”) for the year ended December 31, 2008, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators shortly. Paramount also will file its Form 40-F with the Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States shortly. An electronic copy of Paramount’s 40-F may be obtained on Paramount’s profile at http://www.sec.gov/edgar.shtml.

Paramount Resources Ltd. 2008

The year end documents, including Management’s Discussion and Analysis, Consolidated Financial Statements and the AIF, will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook and include an assessment of the fair value and impairment charges of investments. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve and resource quantities and the undiscounted and discounted present value of future net revenues from such reserves and resources, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:

§	future oil and gas prices and general economic and business conditions;
§	the ability of Paramount to obtain required capital to finance its exploration, development and operations;
§	the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;
§	the ability of Paramount to market its oil and natural gas successfully to current and new customers;
§	the ability of Paramount to secure adequate product transportation and storage;
§	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;
§	the timely receipt of required regulatory approvals; and
§	currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to:

§	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
§	general economic and business conditions;
§	loss of the services of any of Paramount’s executive officers or key employees;
§	the ability of Paramount’s management to execute its business plan;

Paramount Resources Ltd. 2008

§	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;
§	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;
§	risks and uncertainties involving the geology of oil and gas deposits;
§	the uncertainty of reserves estimates and reserves life;
§	the uncertainty of resource estimates and resource life;
§	the ability of Paramount to add production and reserves through development and exploration activities;
§	the impact of market competition;
§	the uncertainty of estimates and projections relating to exploration and development costs and expenses;
§	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;
§	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
§	the availability of future growth prospects and Paramount’s expected financial requirements;
§	risks inherent in Paramount's marketing operations, including counterparty credit risk;
§	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;
§	Paramount's ability to enter into or continue leases;
§	Paramount's ability to secure adequate product transportation and storage;
§	imprecision in estimates of product sales and the anticipated revenues from such sales;
§	weather conditions;
§	the ability to obtain necessary regulatory approvals;
§	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;
§	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;
§	changes in taxation laws and regulations and the interpretation thereof;
§	health, safety and environmental risks;
§	changes in environmental laws and regulations and the interpretation thereof;
§	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;
§	the cost of future abandonment activities and site restoration;
§	risks associated with existing and potential future law suits and regulatory actions against Paramount;
§	uncertainty regarding aboriginal land claims and co-existing with local populations;
§	occurrence of a significant event against which the Company is not fully insured; and
§	other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Paramount Resources Ltd. 2008

Non-GAAP Measures

“Funds flow from operations” and “Netback” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. “Netback” equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of the Management Discussion and Analysis. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Contingent Resources - Those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

Best Estimate - There may be significant risk that Contingent Resources will not achieve commercial production, however a range of potentially recoverable quantities is presented independent of such risk. A low estimate indicates a conservative estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate. A best estimate indicates a most likely estimate. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. A high estimate indicates an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600
Fax: (403) 262-7994

Paramount Resources Ltd. 2008